[Luse Gorman Pomerenk & Schick Letterhead]

May 16, 2006

Via EDGAR

Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549>

RE:     ES Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-133029

Dear Mr. Webb:

On behalf of ES Bancshares, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 3 to the above captioned Registration Statement.

This amendment is being filed to address our recent discussions with the Staff including its question as to whether the Registrant has implemented any procedures to ensure that the persons consenting to the holding company reorganization will be the actual holders of the organizer warrants.  As the Staff will note, the Revocable Certification and Consent Form requires that each person completing such form certify that he/she is the current holder of such warrant, has not transferred such warrant and will not transfer such warrant in the future.  In addition, in connection with their completion of the Revocable Certification and Consent Form, such warrant holders will be required to deliver their warrant agreements to the Registrant for the inclusion of a “no-transfer” legend thereon.  If the warrant holder subsequently determines to revoke his/her consent, such no-transfer legend will be removed.

If you have any questions or comments on these matters, please do not hesitate to contact the undersigned at (202) 274-2029 or Eric Envall, Esq. at (202) 274-2034.

                                                                                    Sincerely,
                                                                                    /s/ Kip A. Weissman
                                                                                    Kip A. Weissman

cc:        Todd Schiffman
            Kathryn McHale

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